THIS DOCUMENT IS A COPY OF THE AMENDMENT NO. 2 TO THE SCHEDULE 13D AND WAS
                           FILED ON AUGUST 9, 1996


     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  2)

     PENRIL  DATACOMM  NETWORKS,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     709352108
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     July  30,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  36,500

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  36,500

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 36,500

12     Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares   X

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .34

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  787,100

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  787,100

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 787,100

12      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares  X

13          Percent  of  Class  Represented  by  Amount  in  Row  11  7.33

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  698,500

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  698,500

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 698,500

12      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares  X

13          Percent  of  Class  Represented  by  Amount  in  Row  11  6.5

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  352,900

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  352,900

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 352,900

12      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares  X

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.29

14          Type  of  Reporting  Person  PN


ITEM  1.    SECURITY  AND  ISSUER

          On September 22, 1995, the Reporting Persons filed a Schedule 13D relative to their holdings of 16% of the Common Stock of Penril DataComm Networks, Inc. ("Penril"), a Delaware corporation. This Amendment Number 2 sets forth changes in information previously filed. Each item with any change has been set forth herein in full.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of July 30, 1996, the Reporting Persons beneficially owned 1,875,000 Shares representing approximately 17.46% of the 10,737,936 Shares believed to be outstanding. Of the 1,875,000 Shares, 787,100 shares are owned by Pequot, 36,500 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 698,500 shares are owned by Pequot International, and 352,900 shares are owned by Pequot Endowment. The 1,875,000 shares were purchased in open market transactions at an aggregate cost of $12,739,281. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)    (b)    (c)                 As of the date hereof, the Reporting Persons
beneficially own in the aggregate 1,875,000 Shares. These Shares represent approximately 17.46% of the 10,737,936 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 36,500 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and
direct  the  disposition  of  the  787,100  Shares  owned  by  Pequot.    DS
International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 698,500 Shares owned by Pequot International. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 352,900 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected since the last filing on June 21, 1996 are set forth on Exhibit B.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR MAKE MARGINS THINNER.          After reasonable inquiry and to the best
of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner








August  9,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 2 to Schedule 13D dated August 9, 1996 relating to the Shares of Penril DataComm Networks, Inc. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  B  to  Schedule  13D


     PENRIL  DATACOMM  NETWORKS,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  NO  PAR  VALUE
  CUSIP  #    709352108




                           PEQUOT     PEQUOT     PEQUOT     DAWSON
                    PARTNERS     INTERNATIONAL     ENDOWMENT     SAMBERG
     # OF SHARES          FUND, L.P.     FUND, LTD.     FUND, L.P.     CAPITAL
                                     MGMT
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                                    I.D. #
   DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP.
                        06-1388800     06-1033494


SHARES  @
   07/01/96     1,736,000          736,100     654,100     321,600
                                                                      24,200

       07/15/96     19,000     12.7760     6,900     6,100     4,300     1,700
       07/16/96     15,000     12.4130     5,500     4,800     3,400     1,300
       07/17/96     25,000     12.5000     9,200     8,000     5,600     2,200
    07/30/96     80,000     12.5000     29,400     25,500     18,000     7,100

                      139,000          51,000     44,400     31,300     12,300
TOTAL  SHARES  @
   07/30/96     1,875,000          787,100     698,500     352,900
                                                                      36,500